WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

Cash flows from operating activities:		
Net income	$	61,747
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,037
Net purchases of trading securities		(35,950)
Investments gain, net		(1,416)
Deferred income taxes		14,362
Pension and postretirement plan benefits		(15,528)
Net change in trading securities held by consolidated sponsored funds		48,231
Other		685
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		2,981
Receivables from funds and separate accounts		3,177
Other receivables		24,331
Due from affiliates, net		(11,778)
Other assets		10,537
Accounts payable and payable to third party brokers		(8,741)
Payable to investment companies for securities and payable to customers		(26,357)
Accrued compensation		(1,970)
Income taxes receivable		(5,187)
Other liabilities		(1,127)
Net cash provided by operating activities		78,034
Cash flows from investing activities:		
Proceeds from sales of equity method securities		7,482
Additions to property and equipment, net of proceeds from sales		(4,673)
Net cash provided by investing activities		2,809
Cash flows from financing activities:		
Dividends to parent		(300,000)
Net redemptions and distributions of redeemable noncontrolling interests in sponsored funds		(7,183)
Net cash used in financing activities		(307,183)
Net decrease in cash and cash equivalents		(226,340)
Cash and cash equivalents at beginning of year		344,052
Cash and cash equivalents at end of year	$	117,712
Supplemental disclosure for cash flow information:		
Cash paid for:		
Income taxes, net	$	48,696
Interest	$	86

See accompanying notes to consolidated financial statements.